                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-91241


PROSPECTUS


                                5,704,735 SHARES

                               CISCO SYSTEMS, INC.
                                  COMMON STOCK


        This Prospectus relates to the public offering, which is not being underwritten, of 5,704,735 shares of our Common Stock which is held by some of our current shareholders and optionholders.

        The prices at which such shareholders and optionholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

        Our Common Stock is quoted on the Nasdaq National Market under the symbol "CSCO." On February 2, 2000, the average of the high and low price for the Common Stock was $115.38.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTIONS ENTITLED "RISK FACTORS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

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        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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                The date of this Prospectus is February 7, 2000.

        No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Cisco Systems, Inc. (referred to in this Prospectus as "Cisco" or the "Registrant"), any selling shareholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our web site at http://www.cisco.com or at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

          (a) Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed September 28, 1999, as amended by the Annual Report Form 10-K/A filed on February 3, 2000, including certain information in Cisco's Definitive Proxy Statement in connection with Cisco's 1999 Annual Meeting of Shareholders and certain information in Cisco's Annual Report to Shareholders for the fiscal year ended July 31, 1999;

          (b) Cisco's Quarterly Report on Form 10-Q for the quarter ended October 30, 1999 filed December 14, 1999, as amended by the Quarterly Report on Form 10-Q/A filed on February 3, 2000;

          (c) Cisco's Current Report on Form 8-K filed December 22, 1999;

          (d) Cisco's Current Report on Form 8-K filed December 15, 1999, as amended by the Current Report on Form 8-K/A filed on February 3, 2000;

          (e) Cisco's Current Report on Form 8-K filed November 17, 1999;

          (f) The description of Cisco Common Stock contained in its registration statement on Form 8-A filed January 8, 1990, including any amendments or reports filed for the purpose of updating such descriptions; and

          (g) The description of Cisco's Preferred Stock Purchase Rights, contained in its registration statement on Form 8-A filed on June 11, 1998, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Larry R. Carter
     Senior Vice President, Chief Financial Officer and Secretary
     Cisco Systems, Inc.
     255 West Tasman Drive
     San Jose, CA 95134
     408-526-4000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making

                                   THE COMPANY

        Cisco's principal executive offices are located at 255 West Tasman Drive, San Jose, California 95134. Cisco's telephone number is (408) 526-4000.

                              PLAN OF DISTRIBUTION

        Cisco is registering all 5,704,735 shares (the "Shares") on behalf of certain selling shareholders and optionholders. All of the shares either originally were issued by us or will be issued upon exercise of options to acquire shares of our common stock in connection with our acquisition of StratumOne Communications, Inc. We merged with StratumOne Communications, Inc. and we were the surviving corporation. Cisco will receive no proceeds from this offering. The Selling Shareholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (collectively, the "Selling Shareholders") may sell the shares from time to time. The Selling Shareholders will act independently of Cisco in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

        - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

        - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

        - an exchange distribution in accordance with the rules of such exchange,

        - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

        -  in privately negotiated transactions.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

        The Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The

Selling Shareholders have advised Cisco that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders. Cisco will make copies of this prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        Cisco will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

               - the name of each such Selling Shareholder and of the participating broker-dealer(s),

               -      the number of shares involved,

               -      the price at which such shares were sold,

               - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

               - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

               -      other facts material to the transaction.

        In addition, upon being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, Cisco will file a supplement to this prospectus.

        Cisco will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                              SELLING SHAREHOLDERS

        The following table sets forth the number of shares owned by each of the Selling Shareholders. None of the Selling Shareholders has had a material relationship with Cisco within the past three years other than as a result of the ownership of the shares or other securities of Cisco. No estimate can be given as to the amount of shares that will be held by the Selling Shareholders after completion of this offering because the Selling Shareholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below.

                                             Number of Shares     Percent of    Number of Shares
                                               Beneficially      Outstanding     Registered for
Name of Selling Shareholder                       Owned             Shares       Sale Hereby(1)
---------------------------                  ----------------    -----------    ----------------
Acuitive, Inc.                                        64,275          *                 64,275
Amir Nayyerhabibi                                    268,621          *                268,621
Ankur Sirohi                                           1,862          *                  1,862
Anoosh Hosseini                                       10,361          *                 10,361
Anthelion Capital(2)                                   8,382          *                  8,382
The Art Of Search                                      1,534          *                  1,534
Brentwood Affiliates Fund II, L.P.                    27,410          *                 27,410
Brentwood Associates IX, L.P.                        657,849          *                657,849
Chandra Joshi                                        182,279          *                182,279
Comdisco                                              41,567          *                 41,567
Comerica  Bank  California as custodian for
John M. McQuillan IRA Rollover                        18,627          *                 18,627
ConsulTeam Corporation                                11,510          *                 11,510
Dennis & Irene Fernandez, LLP                          3,837          *                  3,837
Eric Olson                                            28,780          *                 28,780
Excel Ventures, LLC)                                   8,633          *                  8,633
Harpreet Marwah                                          489          *                    489
Institutional Venture Management VII, L.P.            26,021          *                 26,021
Institutional Venture Partners VII, L.P.           1,233,937          *              1,233,937
IVP Broadband Fund, L.P.                              19,578          *                 19,578
IVP Founders Fund, L.P.                               41,132          *                 41,132
Jay Sethuram                                         306,995          *                306,995
Kelly Bigness                                            559          *                    559
Kenneth J. Virning                                    11,176          *                 11,176
Meenakshi Singh                                       18,707          *                 18,707
Neha Agarwal Irrevocable Trust, Prakash
Agarwal TTEE                                           4,191          *                  4,191
Neil J. Wolff                                            959          *                    959
R. Thomas Dyal                                        13,058          *                 13,058

                                             Number of Shares     Percent of    Number of Shares
                                               Beneficially      Outstanding     Registered for
Name of Selling Shareholder                       Owned             Shares       Sale Hereby(1)
---------------------------                  ----------------    -----------    ----------------
Rajiv Kane                                            46,049          *                 46,049
Rajvir Singh                                          98,365          *                 98,365
Redwood Ventures, L.P.                               479,681          *                479,681
Richa Agarwal Irrevocable Trust, Prakash
Agarwal TTEE                                           4,191          *                  4,191
Richard Weber                                         84,423          *                 84,423
Sequoia 1997 LLC                                      13,787          *                 13,787
Sequoia Capital VII                                1,208,413          *              1,208,413
Sequoia International Partners                        21,130          *                 21,130
Sequoia Technology Partners VII                       52,826          *                 52,826
SQP 1997                                              24,510          *                 24,510
Srinivasa Malladi                                     46,049          *                 46,049
Stanford University                                   29,052          *                 29,052
Vijay Parikh                                         417,865          *                417,865
WQ Investments, LLC                                    3,933          *                  3,933
WS Investment Company 97B                              8,634          *                  8,634
Zeineddine Chair                                     153,498          *                153,498
                                                   ---------                         ---------
                                                   5,704,735                         5,704,735

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* Represents beneficial ownership of less than one percent.

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Cisco's outstanding shares of common stock.

(2) Subsequent to the date of this Prospectus, the Shares held by Anthelion Capital may be distributed to Amit Shah, Amit Parikh, Devang Shah and Ashok Killer.

                                  LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for Cisco by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements of Cisco System, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended July 31, 1999 and supplementary consolidated financial statements as of July 31, 1999 and July 25, 1998 and for each of the three years in the period ended July 31, 1999 incorporate in this prospectus by reference to the Current Report on Form 8-K/A filed February 3, 2000, have been so incorporated in reliance on the reports on PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        PricewaterhouseCoopers LLP ("PWC"), Cisco's independent accountants, have notified Cisco that PWC is engaged in discussions with the Securities and Exchange Commission following an internal review by PWC, pursuant to an administrative settlement with the Securities and Exchange Commission, of PWC's compliance with auditor independence guidelines. PWC has advised Cisco that Cisco is one of the companies affected by such discussions. Cisco is not involved in the discussions between the Securities and Exchange Commission and PWC and cannot predict the result of those discussions.

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We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.




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                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Where You Can Find More Information.......................................3
The Company...............................................................4
Plan of Distribution......................................................4
Selling Shareholders......................................................6
Legal Matters.............................................................8
Experts...................................................................8



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                               CISCO SYSTEMS, INC.



                                5,704,735 SHARES
                                 OF COMMON STOCK




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                                   PROSPECTUS

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                                FEBRUARY 7, 2000



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